

SECUI

17018275

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SEC FILE NUMBER
8-21242

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/16 (MM/DD/YY) AND ENDING 06/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: William C. Burnside & Company, Inc,

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 N. Vermilion
(No. and Street)

Danville	Illinois	61832
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE LINDAHL 217-443-3310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shedjama, Inc. dba Edward Opperman, CPA
(Name – *if individual, state last, first, middle name*)

1901 Kossuth Street	Lafayette	Indiana	47905
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB

RMS

OATH OR AFFIRMATION

I, Bruce Lindahl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of William C. Burnside & Company, Inc., as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SUSAN JANE STRAWSER
"OFFICIAL SEAL"
My Commission Expires
May 04, 2019
NOTARY PUBLIC
STATE OF ILLINOIS

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILLIAM C. BURNSIDE & COMPANY, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

JUNE 30, 2017


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

EDWARD OPPERMAN, CPA

CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"

WILLIAM C. BURNSIDE & COMPANY, INC.

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
William C. Burnside & Company, Inc.
Danville, Illinois

We have audited the accompanying statement of financial condition of William C. Burnside & Company, Inc., (an Illinois corporation), as of June 30, 2017, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of William C. Burnside & Company, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of William C. Burnside & Company, Inc. as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules included in this report have been subjected to audit procedures performed in conjunction with the audit of William C. Burnside & Company, Inc.'s financial statements. The supplemental information is the responsibility of William C. Burnside & Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
August 10, 2017

WILLIAM C. BURNSIDE & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2017

ASSETS

CURRENT ASSETS		
Cash	$	98,513
Cash with clearing organization		10,657
TOTAL CASH		109,170
Certificate of deposit with clearing organization		49,977
Prepaid expenses		6,625
TOTAL CURRENT ASSETS		165,772
PROPERTY AND EQUIPMENT		
Property and equipment, net of accumulated depreciation of $55,028		-
OTHER ASSETS		
Investment in subsidiary		5,000
TOTAL CURRENT LIABILITIES		5,000
TOTAL ASSETS		170,772

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable		911
Accrued expenses payable		5,688
Accrued salaries and wages payable		25,671
TOTAL LIABILITIES		32,270
STOCKHOLDERS' EQUITY		
Common stock (1,000,000 shares authorized, 75,000 shares issued and outstanding)		75,000
Additional paid-in capital		275,000
Accumulated deficit		(211,498)
TOTAL STOCKHOLDERS' EQUITY		138,502
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	170,772

WILLIAM C. BURNSIDE & COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2017

REVENUE		
Commissions and fees	$	575,763
Interest Income		548
TOTAL REVENUE		576,311
EXPENSES		
Commissions		312,110
Compensation and related benefits		172,996
Clearing and execution charges		21,897
Occupancy		17,777
Professional fees, dues and subscriptions		30,829
Communications		6,799
Insurance		4,897
Other expenses		7,702
TOTAL EXPENSES		575,007
Net income before income taxes		1,304
Income taxes		-
NET INCOME	$	1,304

WILLIAM C. BURNSIDE & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2017

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
BALANCE AT THE BEGINNING OF THE YEAR	$ 75,000	$ 275,000	$ (212,802)	$ 137,198
Net Income	-	-	1,304	1,304
Stockholders' distributions	-	-	-	-
BALANCE AT THE END OF THE YEAR	$ 75,000	$ 275,000	$ (211,498)	$ 138,502

WILLIAM C. BURNSIDE & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	1,304
Adjustments to reconcile net income to net cash provided by		
Operating activities:		
Unrealized loss of value of certificate of deposit		23
(Increase) decrease in operating assets:		
Commissions Receivable		1,436
Prepaid expenses		(175)
Increase (decrease) in operating liabilities:		
Accounts payable		(138)
Accrued expenses payable		200
Accrued salaries and wages payable		13,503
Net Cash Provided by Operating Activities		16,153
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of certificate of deposit		(50,000)
Proceeds from sale of securities		9,500
Net Cash Provided by Investing Activities		(40,500)
NET DECREASE IN CASH		(24,347)
CASH AT BEGINNING OF YEAR		133,517
CASH AT END OF YEAR	$	109,170

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— William C. Burnside & Company, Inc. (the Firm) was incorporated in the state of Illinois on September 30, 1976. The firm is registered with the Securities and Exchange Commission. The Firm's principal business activity is the sale of securities and doing business as a $50,000 broker-dealer. The Firm is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC).

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at June 30, 2017.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, balances in these accounts may be exceed FDIC insured limits. The Firm did not have accounts in excess of insured limits at June 30, 2017.

e. Accounts Receivable— Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Advertising—The Firm's advertising costs are expensed as incurred. There were advertising costs of $4,917 incurred during the year.

g. Marketable Securities—The Firm reports its marketable securities as trading securities and are recorded at fair value. Fair value is determined by closing market price at June 30 which falls in the Level 1 hierarchy level as described in SFAS 157 *Fair Value Measurements.* Realized and unrealized gains and losses are recorded in current earnings.

h. Property, Plant, Equipment and Depreciation—Property and equipment directly owned by the Firm are carried at cost, less accumulated depreciation using accelerated methods of depreciation. When property or equipment are sold or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in operations. Expenditures for maintenance and repairs are expensed when incurred. Expenditures that result in the enhancement of the value of the properties involved are treated as additions to plant and equipment.

i. Operating Leases—The Firm leases various office equipment through operating leases on a month to month basis. No future minimum payments are required.

NOTE 2: ACCOUNT RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. At June 30, 2017, there were no commissions receivable.

The payable to brokers are commissions due to the brokers. At June 30, 2017, there were no commissions payable.

NOTE 3: EXEMPTION UNDER RULE 15c3-3

The Firm claims exemption under Rule 15c3-3 in accordance with the provision of paragraph (k) (2) (i) "Special Account for the Exclusive Benefits of customers maintained", and paragraph (k) (2) (ii) "All customer transaction are cleared through another broker-dealer on a fully disclosed basis". During the year ended June 30, 2017 there were no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 4: INCOME TAXES

The Firm is a C Corporation for tax purposes. The Firm records its federal and state income tax liabilities and expenses in accordance with Financial accounting Standards Board Statement #9. Deferred amounts are recorded for any material temporary differences between tax and financial reporting methods.

Accounting principles generally accepted in the United State of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for 2017.

The firm's federal and state income tax returns for 2014 through 2017 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 5: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 6: FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement." SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. In February 2008, the FASB released FASB Staff Position (FSP) 157-2, "Effective Date of FASB Statement No. 157," which delayed the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Firm adopted SFAS No. 157 for financial assets and liabilities during the year ended June 30, 2009.

SFAS No. 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy required that the Firm maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair values are as follows:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.
- Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices or similar assets and liabilities in active markets, similar assets and liabilities in markets that are not active or can be corroborated by observable market data.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flows methodologies and similar techniques that use significant unobservable inputs.

As of June 30, 2017, the Firm held certain financial assets that are required to be measured at fair value on a recurring basis. The following are the assets and the fair value hierarchy used to determine their fair value.

	Level 1: Quoted Prices in Active Markets for Identical Assets	Total Fair Value at June 30, 2017
Certificate of deposit with clearing organization	$ 49,977	$ 49,977

NOTE 7: COMMITMENTS AND CONTINGENCIES

On January 25, 2002, the Firm entered into an agreement with Southwest Securities, Inc. (SWS) whereby SWS, Inc. will execute and clear securities transactions for the Firm on a fully disclosed basis. The original term of the agreement was for one year and is automatically renewable until written notice of termination is given 30 days prior to termination date. Under the terms of the agreement, the Firm is prohibited from entering into a similar agreement with another broker/dealer without prior approval from SWS. The Firm has deposited $10,000 with SWS to assure the Firm's performance under the agreement. This amount is included in "Cash with clearing organization" on the statement of financial condition.

NOTE 8: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $50,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At June 30, 2017, net capital as defined by the rules, equaled $126,577. The ratio of aggregate indebtedness to net capital was 25.49%. Net capital in excess of the minimum required was $76,577.

NOTE 9: RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

There were no material reconciling items between the June 30, 2017 unaudited FOCUS report and this audit, in the computation of Net Capital under Rule 15c3-1.

NOTE 10: POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Firm as the Firm qualified for exemption under Rules 15c3-3 (k) (2) (i) and (k) (2) (ii).

NOTE 11: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended June 30, 2017. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 12: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the report of the independent registered accounting firm was available to be issued.

WILLIAM C. BURNSIDE & COMPANY, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
AS OF JUNE 30, 2017

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	138,502
less nonallowable assets from Statement of Financial Condition		(11,626)
Net capital before haircuts on securities positions		126,876
Haircuts on securities		(299)
Net Capital	$	126,577
Aggregate Indebtedness	$	32,270
Net capital required based on aggregate indebtedness (6-2/3%)		2,152
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement of reporting broker or dealer		50,000
Excess Net Capital	$	76,577
COMPUTATION OF AGGREGATE REQUIREMENTS		
(A) - 10% of total aggreate indebteness		3,227
(B) - 120% of minimum net capital requirement		60,000
Net Capital less the greater of (A) or (B)	$	66,577
Percentage of Aggregate Indebtedness to Net Capital		25.49%

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL COMPUTATION

The Board of Directors
William C. Burnside & Company, Inc.
Danville, Illinois

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the June 30, 2017 Part IIA filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation.

SHEDJAMA, INC
dba Edward Opperman, CPA
Lafayette, Indiana
August 10, 2017

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
William C. Burnside & Company, Inc.
Danville, Illinois

We have audited the accompanying statement of financial condition of William C. Burnside & Company, Inc., (an Illinois corporation), as of June 30, 2017, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of William C. Burnside & Company, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of William C. Burnside & Company, Inc. as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules included in this report have been subjected to audit procedures performed in conjunction with the audit of William C. Burnside & Company, Inc.'s financial statements. The supplemental information is the responsibility of William C. Burnside & Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
August 10, 2017


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT
CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Board of Directors
William C. Burnside & Company, Inc.
Danville, Illinois

In planning and performing our audit of the financial statements of William C. Burnside & Company, Inc. as of and for the year ended June 30, 2017, in accordance with auditing standards generally accepted in the United States of America, we considered William C. Burnside & Company, Inc.'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of William C. Burnside & Company, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of William C. Burnside & Company, Inc. internal control. Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by William C. Burnside & Company, Inc., including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and for determining compliance with the provisions of Rule 15c3-3. Because William C. Burnside & Company, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of William C. Burnside & Company, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud May occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they May become inadequate because of changes in conditions or that the effectiveness of their design and operation May deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that William C. Burnside & Company, Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at August 10, 2017, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
August 10, 2017

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors
William C. Burnside & Company, Inc.
Danville, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2017, which were agreed to by William C. Burnside & Company, Inc. and SIPC, Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating William C. Burnside & Company, Inc.'s compliance with the applicable instructions of Form SIPC-7. William C. Burnside & Company, Inc.'s management is responsible for William C. Burnside & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended June 30, 2017 with the amounts reported in Form SIPC-7 for the year ended June 30, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
August 10, 2017

WILLIAM C. BURNSIDE & COMPANY, INC.
BROKER DEALER EXEMPTION REPORT
SEC RULE 15C3-3
JUNE 30, 2017


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
William C. Burnside & Company, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which William C. Burnside & Company, Inc., identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §2 4 0.15c3-3:(2) (i) and (2) (ii), and William C. Burnside & Company, Inc. stated that William C. Burnside & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception William C. Burnside & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) and (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sincerely,

SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
August 10, 2017

WILLIAM C. BURNSIDE & COMPANY, INC.

Member: NASD/SIPC 111 N. VERMILION • P.O. BOX 507 • DANVILLE, IL 61834-0507 • (217) 443-3310

Exemption Statement
pursuant to SEA rule 17a-5(d)(4)
with regard to SEA rule 15c-3-3(k)

William C. Burnside and Company, Inc. (CRD 6400 and SEC file 8-21242) is a $50,000 minimum net capital non carrying, non clearing broker/dealer and is exempt from reserve requirements, with exemptions, pursuant to rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii) authorized and approved in its membership contract with FINRA.

Exception Report
pursuant to SEA rule 15c3-3(k)
regarding paragraph (d)(4)(iii)

It is to the best knowledge and belief that William C. Burnside and Company, Inc. has met the exemption provisions of SEA rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii) throughout the past fiscal year ending June 30, 2017 without exception.



Bruce R. Lindahl
President

WILLIAM C. BURNSIDE & COMPANY, INC.

Member: NASD/SIPC 111 N. VERMILION • P.O. BOX 507 • DANVILLE, IL 61834-0507 • (217) 443-3310

RE: Corrected Annual Audited Report

DATE: August 23, 2017

There was a mistake found on the previously submitted audit report mailed August 18, 2017. The total assets reported were wrong. We have submitted a corrected audit report which you will find attached to this letter.

Please replace previously submitted report with this corrected copy.



Bruce R. Lindahl